Exhibit 12.1

RR Donnelley & Sons Company

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Three Months Ended	Twelve Months Ended
	March 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
Earnings available for fixed charges:
Pretax income (loss) before adjustment for minority interest in consolidated subsidiaries and income (loss) of minority-owned companies	$(73,919)	$205,391	$169,491	$75,924	$437,314	$505,128
Add: Dividends received from investees under the equity method	—	973	81	831	1,763	2,757
Add: Fixed charges before capitalized interest	26,503	73,923	81,291	90,340	108,493	106,026
Add: Amortization of capitalized interest	1,726	6,985	7,207	7,509	7,735	8,127

Total earnings available for fixed charges	$(45,690)	$287,272	$258,070	$174,604	$555,305	$622,038
Fixed charges:
Interest expense	$16,964	$50,393	$63,316	$71,433	$90,100	$88,949
Interest portion of rental expense	9,539	23,530	17,975	18,907	18,393	17,077

Total fixed charges before capitalized interest	26,503	73,923	81,291	90,340	108,493	106,026
Capitalized interest	1,200	3,120	5,300	3,070	4,554	5,500

Total fixed charges	$27,703	$77,043	$86,591	$93,410	$113,047	$111,526
Ratio of earnings to fixed charges	— (a)	3.73	2.98	1.87	4.91	5.58

(a)	For the three months ended March 31, 2004, earnings were insufficient to cover fixed charges by $73,393